Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-127405

SUPPLEMENT NO. 6 DATED JUNE 30, 2008, TO THE PROSPECTUS

DATED APRIL 25, 2008 OF CB RICHARD ELLIS REALTY TRUST

We are providing this Supplement No. 6 to you in order to supplement our prospectus dated April 25, 2008. This supplement provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 1 dated May 6, 2008, Supplement No. 2 dated May 7, 2008, Supplement No. 3 dated May 16, 2008, Supplement No. 4 dated June 13, 2008 and Supplement No. 5 dated June 16, 2008. Capitalized terms used in this Supplement No. 6 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” and “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

The following information should be read in conjunction with the information in our prospectus, including the sections entitled “Risk Factors” and “Distribution Policy.”

RECENT DEVELOPMENTS

Third Quarter Distribution—Distribution Increase

We previously disclosed in Supplement No. 5 that our board of trustees approved a quarterly distribution to shareholders of $0.15 per common share for the third quarter 2008, which represents an increase of $0.00625 over the second quarter 2008 distribution of $0.14375 per common share. On an annualized basis, this increase in distribution would represent a 6% return based on the current $10.00 per share offering price of our common shares. However, no assurance can be made that distributions will be sustained at current levels.